UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-6/A

Amendment No. 2

APPLICATION UNDER SECTION 310(a)(1) OF THE TRUST INDENTURE

ACT OF 1939 FOR DETERMINATION OF ELIGIBILITY OF A FOREIGN PERSON

TO ACT AS INSTITUTIONAL TRUSTEE

Odyssey Trust Company

(Exact name of trustee as specified in its charter)

Alberta, Canada

(Jurisdiction of incorporation or organization)

1230-300 5th Avenue SW, T2P 3C4, Calgary, Alberta, Canada

(Address and telephone number of principal executive offices)

Odyssey Transfer and Trust Company

2155 Woodlane Drive, Suite 100

Woodbury, MN 55125

(612)-482-5100

(Name, address and telephone number of agent for service)

The Cannabist Company Holdings Inc.

The Cannabist Company Holdings

(Canada) Inc.

(Exact name of obligor as specified in its charter)

Ontario, Canada Canada	98-1488978 N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

321 Billerica Road, Suite 204, Chelmsford, MA 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario	01824 M5L 1B9
(Address of principal executive offices)	(Zip code)

9.25% Senior Secured Notes due December 31, 2028

9.0% Senior Secured Convertible Notes due December 31, 2028

(Title of the indenture securities)

EXPLANATORY NOTE:

Odyssey Trust Company is filing this Amendment No. 2 on Form T-6/A in order to amend the labeling of certain exhibits filed with its application under Section 310(a)(1) of the Trust Indenture Act of 1939 for determination of eligibility of a foreign person to act as institutional trustee on Form T-6 originally filed with the Securities and Exchange Commission on April 7, 2025.

Item 1. General information.

Furnish the following information as to the trustee —

(a)	Name and address of each examining or supervising authority to which it is subject.

Office of the Superintendent of Financial institutions (OSFI)

255 Albert Street Ottawa, Ontario, K1A OH2, Canada

(b)	Whether it is authorized to exercise corporate trust powers.

The trustee is authorized to exercise corporate trust powers.

Item 2. Affiliations with obligor.

No affiliations

Items 3-14. Not applicable because to the best of the Trustee’s knowledge, the obligor is not in default under any Indenture for which the Trustee acts as Trustee

Item 15. Foreign Trustee

Identify the order or rule pursuant to which the trustee is authorized to act as sole trustee under indentures qualified or to be qualified under the Act

(a) In SEC Release Nos. 33-6889, 39-2661 (Mar. 22, 1991) (the “Release”), the Commission proposed permitting certain Canadian indenture trustees (including Montreal Trust, whose corporate trust business was subsequently acquired by Applicant) to act as sole trustees under indentures qualified or to be qualified under the Trust Indenture Act of 1939 (the “Act”) in connection with offerings under the multijurisdictional disclosure system with Canada. That proposal was adopted with the issuance of Rule 10a-5 pursuant to SEC Release Nos. 33-6902, 34-29354, 29-2267 (June 21, 1991). In the Release, the Commission described the regulation in Canada relating to the supervision and examination of indenture trustees under the Trust Companies Act (Canada) (“CTCA”), the Loan and Trust Corporations Act (Ontario) (“OTCA”) and the Deposit Insurance Corporation Act (“CDICA”). The Release states (footnotes and citations omitted):

The first prerequisite under Section 310(a) for the Commission to be able to exercise its authority to permit a foreign entity to act as a sole trustee is that such entity be authorized to exercise trust powers in its home country. In both the United States and Canada, corporations authorized to exercise trust powers are predominantly depositary institutions. Trust companies are organized under federal law in both countries, under state law in the United States, and under provincial law in Canada....

Trust companies eligible to act as indenture trustees under the CTCA and Canadian provincial law are authorized under such laws to exercise corporate trust powers. Under the CTCA, no company may commence the business of exercising trust powers unless it obtains a certificate from the Office of the Superintendent of Financial Institutions (“OSFI”). Powers specified in the CTCA include the power to “accept and execute all such trusts of every description and nature as are entrusted to it by any government or person, or committed or transferred to it by the order of a judge or by the order, judgment or decree of any court in Canada or elsewhere.”

The second prerequisite under Section 310(a) for the Commission to exercise its authority to permit trusteeship by a foreign entity is that the foreign trustee be subject to supervision or examination substantially equivalent to that applicable to U.S. trustees. In the United States and Canada, regulation of trust companies that are also depositary institutions may be effected through federal agencies, through state or provincial agencies, or concurrently by federal and state or provincial agencies. In all cases, the depositary institutions are subject to substantive regulation of business under the supervision and examination of the responsible agencies. The common objective of these regulatory systems is the safety and soundness of the depositary institution. To this end, U.S. and Canadian examination procedures and the licensing and chartering procedures referred to earlier are designed to assess the financial condition, management and systems of internal control of the supervised institution. ...

Depending on where the trustee is incorporated, a Canadian trust company is subject to supervision and examination by a responsible authority under either the CTCA or parallel provincial law. The conduct of corporate trusteeships under indentures is within the regulatory and supervisory power of the federal and provincial authorities. Canadian trust companies formed under provincial laws that participate in the Canadian deposit insurance system are subject to supervision and examination under the CDICA in addition to concurrent provincial regulation.

The CTCA provides an extensive regulatory scheme for corporate trustees subject to federal law. At least annually, such trustees are examined by OSFI. The OSFI describes its fundamental objectives in the examination process to include assessing of financial solvency and ensuring compliance with legislative obligations. The examination of the trust company’s condition is required to include inspection of the books of such trustee’s officers, agents, and employees. The enforcement powers of OSFI include “cease and refrain” power to correct unsafe or unsound practices and the power to order remedial action as deemed necessary.[n33]

Note 33: [citation omitted] A similar regulatory structure is applicable to Ontario trust companies. For example, Ontario trust companies are subject to supervisory prescriptions including the requirement to file financial and other information with the Superintendent of Deposit Institutions. [citation omitted] Ontario trust companies are subject to annual examinations by the superintendent. [citation omitted] The corporation’s annual return, which includes financial statements and an auditor’s report, is required to outline the financial condition and affairs of the corporation for the fiscal year. [citation omitted] Regulations under the Ontario statute prescribe forms, fees, retention of records by the trustee, financial statements and method of preparation, calculation of capital base, auditors’ reports, and qualifications for officers of the trustee. [citation omitted]

Provincially incorporated trust companies that are members of the Canadian deposit insurance system must be examined annually by a representative of the Canada Deposit Insurance Corporation (“CDIC”). The examination report for a CDIC member is required to include the examiner’s opinion whether the operations of the member institution are conducted according to standards of sound business and financial practice, and whether the institution is in satisfactory financial condition. [citation omitted] If the CDIC finds any deficiency in these matters, the CDIC will notify the member of the matter requiring remedial action. If corrective measures are not satisfactory, the institution’s membership may be revoked and its deposit insurance terminated.

In June 1992, the Trust and Loan Companies Act (Canada) (the “TLCA”) replaced the CTCA and the Loan Companies Act (Canada). The TLCA expands the powers of Canadian trust companies, as limited by the business and powers section of the TLCA, to include the capacity of a natural person. In the TLCA, legislators have attempted to provide further requirements with respect to self-dealing transactions involving Canadian trust companies and with respect to the supervision and examination of Canadian indenture trustees.

(b) In the Release, the Commission determined that the supervision and examination of indenture trustees and Canada and the United States is substantially equivalent. The Release states:

As early as 1946, the Commission noted the substantial comparability in the treatment of indenture trusteeships by the United States and Canada, including the authorization to exercise trust powers and the system of supervision or examination. In Gatineau Power Company, the Commission, acting pursuant to its exemptive authority under Section 304(d) of the Trust Indenture Act (then limited to the indentures of foreign obligors), permitted the Royal Trust Company of Montreal to act as sole indenture trustee under the qualified indenture of a Canadian obligor. In granting its order, the Commission stated that, except for the requirement of domestic organization, the Canadian institutional trustee “otherwise met the requirements of eligibility and qualification under Section 310 of the Act.”....

Based on a review of Canadian law, it appears that the supervision or examination under the CTCA or the CDICA applicable to institutional trustees in Canada is substantially equivalent to supervision or examination applicable to institutional trustees in the United States. (Release at 648-50)....

(c) The Canadian system of multijurisdictional disclosure permits United States institutional trustees to be appointed as a trustee under a trust indenture if

(a) the trust indenture under which the obligations are issued or guaranteed is subject to and complies with the Trust Indenture Act of 1939 of the United States of America; and

(b) at least one person or company appointed as trustee under the trust indenture

(i)	is resident in the local jurisdiction,

(ii)	is authorized to do business in the local jurisdiction, or

(iii)	has filed a duly executed submission to jurisdiction and appointment of agent for service of process in section 3 of the required form.

Item 16. List of exhibits.

Exhibits 1.1 – 1.2 – A copy of the letters patent of incorporation and letters patent of continuance of Odyssey Trust Company now in effect.

Exhibit 2 – A copy of the certificate of authority of Odyssey Trust Company to commence and carry on business and to exercise corporate trust powers.

Exhibit 3 – NOT APPLICABLE (authorization is contained in paragraph (1) and (2) above). A copy of the authorization of the trustee to exercise corporate trust powers, if such authorization is not contained in the documents specified in paragraph (1) or (2) above.

Exhibit 4 – A copy of the existing bylaws of the trustee, or instruments corresponding thereto.

Exhibit 5 – NOT APPLICABLE. A copy of each indenture referred to in Item 4, if the obligor is in default.

Exhibit 6 – A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

Exhibit 7 – Trustee’s consent to service of process on Form F-X.

Exhibits 8.1 – 8.5 – Copies of applicable statutes, rules, regulations, and the administrative interpretations of those provisions affecting (a) substantial equivalency of regulation with respect to supervision or examination of the trustee in the foreign jurisdiction to that of trustees subject to the jurisdiction of the laws of the United States, any State, Territory, or the District of Columbia; and (b) eligibility of United States persons to act as sole indenture trustees in the foreign jurisdiction.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939 the trustee, Odyssey Trust Company, a trust company organized and existing under the laws of Alberta, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Calgary, and Province of Alberta, on the 12th day of May, 2025.

/s/ Amy Douglas
(Trustee)

By:	Amy Douglas, Managing Director, Corporate Trust